UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes        ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019

Semiconductor Manufacturing International Corporation

By:	/s/ Gao Yonggang
	Name:	Dr. Gao Yonggang
	Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Announcement of Intention to Delist American Depositary Shares From the New York Stock Exchange

And Intention to Deregister and Terminate Reporting Obligations

Under the U.S. Securities Exchange Act

SHANGHAI, May 24, 2019 /PRNewswire/ -- Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”; NYSE: SMI; SEHK: 981) today announced that the Company has notified the New York Stock Exchange (“NYSE”) on May 24, 2019 (Eastern Time in the U.S.) that it will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE and the deregistration of such ADSs and underlying ordinary shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board of Directors of SMIC approved the delisting of its ADSs from NYSE and the deregistration of such ADSs and the underlying ordinary shares under the Exchange Act due to a number of considerations, including the limited trading volume of its ADSs relative to its worldwide trading volume, and the significant administrative burden and costs of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations of the Exchange Act.

As such, SMIC intends to file a Form 25 with the SEC on or about June 3, 2019 to de-list its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE will be on or about June 13, 2019. From and after that, SMIC will no longer list its ADSs evidenced by American Depositary Receipts (“ADRs”) on the NYSE.

Once the delisting has become effective and SMIC has met the criteria for deregistration, SMIC intends to file a Form 15F with the SEC on or about June 14, 2019 to deregister its ADSs and the underlying ordinary shares under the Exchange Act. Thereafter, all of SMIC’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration with the SEC and termination of SMIC’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC. Once the Form 15F is filed, SMIC will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, www.smics.com. SMIC will also continue to comply with its financial reporting and other obligations as a listed-issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

After delisting its ADSs from the NYSE, SMIC remains committed to serve its investor and intends to maintain its ADR program as a Level I program, which will enable American investors and current holders of SMIC ADSs to continue to hold and trade SMIC ADSs in the US over-the-counter market. As a result of the delisting of the ADSs, the trading of SMIC’s securities will be concentrated on SMIC’s primary market (The Stock Exchange of Hong Kong Limited).

SMIC reserves its rights in all respect to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under the Listing Rules or other applicable laws.

SMIC has filed with the SEC its annual report on Form 20-F for the year ended December 31, 2018. The annual report is available on its website at www.smics.com. SMIC will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon request.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward- looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please visit www.smics.com.

Contact:

Investor Relations

+86-21-2081-2804

ir@smics.com